SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

      Entergy Power International Holdings Corporation
                20 Greenway Plaza, Suite 1025
                    Houston, Texas 77046

     This certificate is notice that Entergy Power
International Holdings Corporation, a Delaware corporation
("EPIHC") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             a)   Promissory note issued by EPIHC
               pursuant to the terms of a Credit
               Agreement between EPIHC and Entergy
               Nuclear Capital Management
               Corporation I ("ENCMC I"), which
               Credit Agreement  (and related Note)
               were entered on December 31, 2002
               (the "ENCMC I Credit Agreement").

             b)   Promissory note issued by EPIHC
               pursuant to the terms of a Credit
               Agreement between EPIHC and Entergy
               Nuclear Capital Management
               Corporation II ("ENCMC II"), which
               Credit Agreement  (and related Note)
               were entered on December 31, 2002
               (the "ENCMC II Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             a)   $450,000,000
             b)   $250,000,000

      4.     Rate of interest per annum of each
             security:
             The effective cost of capital of
             ENCMC I and ENCMC II, as defined
             under Rule 52(b) under the Public
             Utility Holding Company Act of 1935,
             as determined from time to time by
             ENCMC I and ENCMCII, respectively,
             and notified to EPIHC, in each case,
             computed on the basis of a 365 day
             year for the actual number of days
             (including the first day, but
             excluding the last) occurring in the
             period such interest is payable. The
             effective cost of capital is
             presumed to be the mid-term
             applicable federal rate most
             recently published by the Internal
             Revenue Service for such month.

      5.     Date of issue, renewal or guaranty
             of each security:
             December 31, 2002.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             January 1, 2008.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             a)   Entergy Nuclear Capital
               Management Corporation I.
             b)   Entergy Nuclear Capital
               Management Corporation II.

      9.     Collateral given with each security,
             if any:
             None.

     10.     Consideration received for each
             security:
             a)   Entergy Nuclear Indian Point 2,
               LLC's ("ENIP2") right, title and
               interest in, to and under certain
               accounts receivable of ENIP2
               referenced as the Accounts under the
               Contribution Agreement by and
               between ENIP2 and ENCMC I, dated
               December 30, 2002.
             b)   Entergy Nuclear Vermont Yankee,
               LLC's ("Entergy Nuclear Vermont")
               right, title, and interest in, to
               and under certain accounts
               receivable of Entergy Nuclear
               Vermont referenced as the Accounts
               under the Contribution Agreement by
               and between Entergy Nuclear Vermont
               and ENCMC II, dated December 30,
               2002.

     11.     Application of proceeds of each
             security:
             To be used by EPIHC to satisfy the
             obligation of EPIHC to pay the
             Purchase Price for the Accounts
             (each as defined in the Accounts
             Receivable Purchase Agreement).

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a.   the provisions contained in the
             first sentence of Section 6 (b):
             b.   the provisions contained in the
             fourth sentence of Section 6 (b):
             c.   the provisions contained in any
             rule of the Commission other than
             Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).





                         ENTERGY POWER INTERNATIONAL
                         HOLDINGS CORPORATION

                         BY: /s/ Frederick F. Nugent
                                    Frederick F. Nugent
                          Vice President and Assistant Secretary

Date: February 28, 2003